VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

September 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention:	Ted Yu
Perry J. Hindin

Re:	The Procter & Gamble Company
DEFC14A definitive proxy statement filing made on Schedule 14A
Filed on August 1, 2017 by The Procter & Gamble Company
File No. 001-00434

Ladies and Gentlemen:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s response to the oral comment provided by Mr. Perry J. Hindin of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Sachin Kohli of this firm, with respect to the Company’s Definitive Proxy Statement on Schedule 14A (“Definitive Proxy Statement”), filed on August 1, 2017.

Set forth below in bold is a summary of the Staff’s comment. Immediately following such summary is the Company’s response.

Oral Comment

1.

Please advise us if the total amount to be spent for the Company’s solicitation of proxies from shareholders for the annual meeting in excess of that normally spent for an annual meeting is still estimated to be approximately $35,000,000. Further, please provide an indication of the costs incurred in connection with the solicitation thus far.

Response: As of the date of this response, the Company estimates that the total amount to be spent for the Company’s solicitation of proxies from shareholders for the annual meeting in excess of that normally spent for an annual meeting is approximately $39,000,000 to $43,000,000, which the Company does not view as materially different from its original estimate. As of the date of this response, approximately $21,000,000 has been accrued in connection with the solicitation.

United States Securities and Exchange Commission September 6, 2017 Page 2

The undersigned, on behalf of the Company and the participants, hereby acknowledges that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like to discuss the Company’s response, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)
Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)